Exhibit 3

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A

DENISON MINES CORP. REPORTS FIRST QUARTER 2012 RESULTS

Toronto, ON – May 9, 2012… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE AMEX) today reported its financial results for the three months ended March 31, 2012.

The Company recorded a net loss of $51,987,000 or $0.14 per share for the three months ended March 31, 2012 compared with a net loss of $7,067,000 or $0.02 per share for the same period in 2011. The results for the quarter include a charge of $44,079,000 related to an impairment of the US Mining segment which was recorded as a result of the transaction with Energy Fuels Inc. (“EFR”) referred to below.

All amounts in this release are in U.S. dollars unless otherwise indicated.

Financial Highlights

(in thousands)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Results of Operations:
Total revenues	$26,359	$26,768
Net income (loss)	(51,987)	(7,067)
Basic earnings (loss) per share	(0.14)	(0.02)
Diluted earnings (loss) per share	(0.14)	(0.02)

	As at March 31, 2012	As at December 31, 2011
Financial Position:
Working capital	$87,805	$93,516
Property, plant and equipment	326,032	367,370
Total assets	459,332	504,486
Total long-term liabilities	$38,326	$38,391

Transaction with EFR

On April 16, 2012, the Company and EFR announced that they had entered into a Letter Agreement to complete a transaction (the “Transaction”) whereby EFR will acquire all of Denison’s mining assets and operations located in the United States (the “US Mining segment”) from Denison in exchange for 425,441,494 common shares of EFR (the “EFR Share Consideration”). Immediately following the closing of the Transaction, Denison will complete a Plan of Arrangement (the “Denison Arrangement”) whereby Denison will complete a reorganization of its capital and will distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon completion of the Denison Arrangement, Denison shareholders will receive approximately 1.106 common shares of EFR for each common share of the Company owned and will in aggregate own approximately 66.5% of the issued and outstanding common shares of EFR. The Transaction is subject to a number of conditions, including shareholder approval of the Denison Arrangement. A special meeting of Denison’s shareholders is scheduled for June 25, 2012.

Operating Highlights

•	Denison’s production for the quarter totaled 414,000 pounds uranium oxide (“U3O8 ”).

•	Uranium sales revenue for the quarter was $22,703,000 from the sale of 380,000 pounds U3O8 at an average price of $59.74 per pound.

•	The Company continued development of its Pinenut mine in Arizona. Ore production is expected to commence in mid-2012.

•

The Company completed the winter drill program at its 60% owned Wheeler River exploration property in Saskatchewan. The winter program has identified opportunities to further expand the Phoenix Zone A deposit.

Revenue

Uranium sales revenue for the quarter was $22,703,000 from the sale of 380,000 pounds U3O8 at an average price of $59.74 per pound. Uranium sales for the same period in 2011 were 267,000 pounds U3O8 at an average price of $63.26 per pound resulting in revenue of $16,870,000.

No vanadium was sold in the quarter. In the first quarter of 2011, the Company sold 856,000 pounds of V2O5 equivalent at an average price of $6.52 per pound. Total vanadium sales revenue for the first quarter 2011 was $5,579,000.

Revenue from the environmental services division (“DES”) for the three months ended March 31, 2012 was $3,169,000 compared to $3,484,000 in the same period in 2011. Revenue from the management contract with Uranium Participation Corporation (“UPC”) for the three months ended March 31, 2012 was $435,000 compared to $551,000 in the same period in 2011.

Operating Expenses

The McClean Lake mill remains on stand-by. Operating costs for the period totaled $510,000, including stand-by costs, compared to $143,000 in the first quarter of 2011. The Cigar Lake Joint Venture continues to pay nearly all of the stand-by expenses under the terms of the toll milling agreement. However, operating costs were higher than 2011 due to increased funding of the Surface Access Borehole Mining program (“SABM”, formerly known as the MED program) which is not part of stand-by costs.

At the White Mesa mill, uranium production during the quarter totaled 414,000 pounds U3O8. No V2O5 was produced in the quarter. This compares to production of 340,000 pounds U3O8 and 413,000 V2O5 for the three months ended March 31, 2011. During the first quarter of 2012, the mill processed Arizona 1 and Daneros ore, as compared to Colorado Plateau ore in 2011.

At March 31, 2012, a total of 100,000 tons of conventional ore was stockpiled at the White Mesa mill containing approximately 572,000 pounds U3O8 and 1,899,000 pounds V2O5 . The Company also had approximately 526,000 pounds U3O8 contained in alternate feed material stockpiled at the mill at March 31, 2012.

Production costs1 at White Mesa for the three months ended March 31, 2012 were $32.49 per pound U3O8. Production costs were $50.18 per pound U3O8 in the three months ended March 31, 2011. Production costs are lower than in the first quarter of 2011 due to the types of ore feed to the mill and lower sulphuric acid costs.

Inventory available for sale from U.S. production was 230,000 pounds U3O8 at March 31, 2012.

Other

Operating costs include expenses relating to DES amounting to $3,021,000 for the three months in 2012 compared to $3,410,000 for the same period in 2011.

[1]

Production costs include the costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, which is a non-GAAP measure.

Mineral Property Exploration

Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended March 31, 2012 exploration expenditures totaled $3,035,000 as compared to $3,185,000 for the three months ended March 31, 2011.

A majority of the exploration expenditures during the 2012 period were spent in the Athabasca Basin region of northern Saskatchewan. During the quarter, Denison engaged in uranium exploration as part of the AREVA Resources Canada Inc. (“ARC”) operated McClean and Wolly joint ventures, as well as on three other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $2,595,000 for the three months ended March 31, 2012. For the three months ended March 31, 2011, Canadian exploration spending totaled $2,730,000. The 2012 winter drilling program on Wheeler River consisted of a total of 25 holes for 12,468 metres, with the major focus directed to testing several areas interpreted to host fault controlled thickening or stacking of mineralization in Zone A of the Phoenix Deposit. The program identified opportunities for expanding the existing estimate of the mineral resources in Zone A with further Zone B targets yet to be drilled this summer.

Exploration expenditures of $306,000 for the three months ended March 31, 2012 ($305,000 for the three months ended March 31, 2011) were incurred in Mongolia on the Company’s joint venture properties. The Company currently has an 85% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other party to the joint venture is the Mongolian government. Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the Government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest would be held by Mon-Atom LLC, the Mongolian state-owned uranium company.

The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending government reviews and authorizations. In March 2012, the Company acquired the 15% interest of Geologorazvedka, a Russian entity, for cash consideration of $742,000 and the release of Geologorazvedka’s share of unfunded joint venture obligations. This additional interest is expected to be transferred to Mon-Atom as part of the restructuring plan. The final restructuring of the GSJV is expected to result in the Company having its interest reduced to 66%. It is anticipated that the restructuring will be completed in 2012.

Exploration expenditures of $119,000 and $15,000 for the three months ended March 31, 2012 were made on the Company’s Mutanga project in Zambia and on its properties in the United States, respectively, in preparation for more extensive programs to begin in the second quarter.

Liquidity & Capital Resources

Cash and cash equivalents were $43,489,000 at March 31, 2012 compared with $53,515,000 at December 31, 2011. The decrease of $10,026,000 was due primarily to cash used in operations of $4,757,000 and expenditures on property, plant and equipment totaling $5,731,000.

Net cash used in operating activities of $4,757,000 during the three months ended March 31, 2012 is comprised of net loss for the period adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $5,699,000 in inventories and an increase of $7,839,000 in trade and other receivables.

Net cash used in investing activities was $6,486,000 consisting primarily of expenditures on property, plant and equipment of $5,731,000 and an increase in restricted cash of $765,000.

Net cash from financing activities totaled $230,000 consisting of an increase in debt obligations.

In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $10,026,000 during the period.

Impairment of US Mining Segment

Under the terms of the proposed Transaction with EFR, the Company’s US Mining segment will be sold to EFR in exchange for EFR shares which in turn will be distributed to the Company’s shareholders. The Company anticipates that, on completion of the Transaction, it will be accounted for in accordance with the requirements of IFRIC 17 ‘Distribution of Non-cash Assets to Owners’. One of the requirements of IFRIC 17 is to fair value the assets being distributed to shareholders, which in this case is expected to be the EFR shares.

The Company identified a potential impairment triggering event as a result of entering into the proposed Transaction with EFR and has therefore undertaken an impairment test on the US Mining segment as at March 31, 2012. The Company used a fair value less costs to sell analysis to determine the recoverable amount based on the terms of the proposed transaction with EFR. For the purposes of the impairment test, the estimated fair value less costs to sell was based on the 425,441,494 common shares of EFR to be received by the Company (prior to distribution to the Company’s shareholders) and a volume weighted average share price for EFR shares of $0.30 per share. As a result, the Company recognized an impairment loss of $44,079,000 in the first quarter.

Outlook for 2012

With the announcement of the sale of the Company’s US Mining segment, the outlook for the remainder of 2012 changes for Denison in terms of production and sales. As the result of the Transaction with EFR, the US Mining segment will be sold to EFR effective at the closing date, which is currently expected to be at the end of June. As a result, production and sales from the closing date will accrue to EFR.

In the second quarter, Denison’s uranium production is estimated at 277,000 pounds U3O8 from alternate feed sources.

Uranium sales are forecasted to be approximately 316,000 pounds of U3O8 during the second quarter.

Business Development

Denison’s plans for Canada, Zambia and Mongolia are not anticipated to change for 2012 as a result of the Transaction. Total expenditures on development and exploration projects in 2012, excluding the U.S., are estimated at $19.3 million.

In Canada, Denison will manage or participate in six exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is CAD$11.7 million of which Denison’s share is CAD$7.8 million. At Wheeler River, a 12,468 metre winter drill program is complete and a 15,000 metre summer drill program is projected to begin in early June. Total cost for the Wheeler River program is estimated at CAD$6.8 million (Denison’s share CAD$4.1 million). Exploration work will also be carried out this summer on the Moore Lake, Murphy Lake, South Dufferin and Wolly projects.

In Canada, a total of $3.5 million is expected to be spent by Denison on development stage projects in 2012. The McClean North underground development feasibility study is being advanced to include the Sue D and Caribou deposits, along with continued evaluation and approval of the Environmental Assessment for the Midwest development project. This summer, a three-hole test program of the SABM mining method will be carried out on one of the McClean North ore pods.

In Zambia, the Company plans to follow up on its successful 2011 drill program on its 100% owned Mutanga project. In May, a 15,000 metre exploration drill program will begin, which will focus on several targets that have been identified near the existing resources. The Zambian program will total an estimated $7.1 million.

In Mongolia, a $4.3 million exploration and development program is projected, contingent upon receipt of the mining licences in mid-2012. Included in this budget is a $2.5 million, 27,900 metre exploration program focused on the Ulziit and Urt Tsav 2011 discoveries.

Qualified Person

The disclosure of scientific and technical information regarding Denison’s properties in this press release was prepared by or under the supervision of Lawson Forand, P. Geo., the Company’s Exploration Manager Saskatchewan, and Terry Wetz P.E., Director of Project Development, who are Qualified Persons in accordance with the requirements of National Instrument 43-101.

Conference Call

Denison is hosting a conference call on Thursday, May 10, 2012 starting at 9 A.M. (Toronto time) to discuss the first quarter 2012 results. The call will be available live through a webcast link on Denison’s website www.denisonmines.com and by telephone at 416-340-2216. A recorded version of the conference call will be available by calling 905-694-9451 (password: 7981406) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.

Additional Information

Denison’s consolidated financial statements for the three month period ended March 31, 2012 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For further information contact:
Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer

Cautionary Statements

Certain information contained in this press release, including without limitation any information relating to the proposed Transaction, constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding EFR’s and Denison’s future expectations, beliefs, goals or prospects, the estimates of Denison’s mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2012, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: the parties’ ability to consummate the Transaction, the conditions to the completion of the Transaction, the ability of the parties to agree to the terms of the definitive agreements relating to the Transaction, the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction, global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.